SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-51007
CUSIP Number: 63008X107

☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q     ☐ Form N-SAR      ☐ Form N-CSR

For the Period Ended: August 31, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NanoSensors, Inc.
Full Name of Registrant

1800 Wyatt Drive, Suite # 2
Address of Principal Executive Offices (street and number)

Santa Clara, CA 95054
City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statements or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NanoSensors, Inc. (the “Registrant”) files this report for a 5-day extension for filing its Quarterly Report on Form 10-QSB for the period ended August 31, 2006 (“Form 10-QSB”). The Registrant will not be in position to file its Form 10-QSB by the prescribed filing date without unreasonable effort or expense due to the delay experienced by the Registrant in completing its financial statements for the period ended August 31, 2006. This has resulted in a delay by the Registrant in having its independent registered public accounting firm complete its review of the financial statements to be included in the Form 10-QSB. Therefore, Registrant’s management is unable to finalize the financial statements and prepare its discussion and analysis in sufficient time to file the Form 10-QSB by the prescribed filing date. The Registrant anticipates that it will file its Form 10-QSB no later than fifth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Dr. Ted Wong	(408)	855-0051
Name	Area Code	Telephone Number

     (2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RESPONSE TO PART IV, QUESTION (3)

During the period ended August 31, 2005 we did not have significant operations due to our lack of cash.  During the period ended August 31, 2006, we completed a private placement and accordingly, have significantly increased our expenses and operations.  We are unable to file our Quarterly Report on Form 10-QSB for the fiscal quarter ended August 31, 2006 prior to the prescribed filing date as we are continuing to quantify and assess our results of operations for the period ended August 31, 2006.  Specifically, we are continuing to analyze the impact of the Change In Fair Value of Liability associated with warrants issued to investors and agents in connection with our private placement that closed in June 2006. We are consulting with our independent registered accounting firm to determine the accounting effects that this would have on our Statement of Operations for the period ended August 31, 2006.

SIGNATURE

NanoSensors, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 16, 2006	By:	/s/ Dr. Ted Wong
Dr. Ted Wong
Chief Executive Officer